

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2014

Via E-mail
Mr. Mark A. Edwards
Chief Financial Officer
Dr. Tattoff, Inc.
8500 Wilshire Blvd, Suite 105
Beverly Hills, CA 90211

> **Re: Dr. Tattoff, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed March 31, 2014**
> **File No. 000-52836**

Dear Mr. Edwards:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Exhibits 31.1 and 31.2

1. Your Section 302 certifications omit the following language required by Item 601(b)(31) of Regulation S-K:
    *   The introductory portion of paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)), and
    *   Paragraph 4(b) was not included.
    The Section 302 certifications filed with your Forms 10-Q for the quarters ended March 31, 2014 and June 30, 2014 are also missing this required language. Please file amendments to each of these Forms 10-K and 10-Q with updated certifications that follow the wording shown in Item 601(b)(31) of Regulation S-K. The amendment to your Form 10-K should also include your audited financial statements and full Item 9A

disclosures. The amendments to your Forms 10-Q should also include your financial statements and full Item 4 disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raj Rajan at 202-551-3388 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining